SILVERSUN TECHNOLOGIES, inc.

5 REGENT STREET, SUITE 520

LIVINGSTON, NJ 07039

March 2, 2015

Via E-mail

Mark. P. Shuman

Branch Chief - Legal

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SilverSun Technologies, Inc.
Registration Statement on Form S-1, as amended
Filed on December 4, 2014
File No. 333-200726

Dear Mr. Shuman:

SilverSun Technologies, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement on Form S-1 filed on December 4, 2014, and all amendments thereto (the “Registration Statement”), so that it may become effective at 5:15 p.m. Eastern Standard Time on March 3, 2015 or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Joseph Lucosky at (732) 395-4402.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Mark Meller
Mark Meller
Chief Executive Officer
SilverSun Technologies, Inc.